ANNUAL REPORT 2006



weis WHERE FRESHNESS MATTERS™.

FINANCIAL HIGHLIGHTS

(dollars in thousands, except shares, per share amounts and store information)
For the Fiscal Years Ended December 30, 2006, December 31, 2005 and December 25, 2004

	2006 (52 weeks)	2005 (53 weeks)	2004 (52 weeks)
Net sales	**$2,244,512**	$2,222,598	$2,097,712
Income before provision for income taxes	**86,088**	99,306	87,603
Net income	**56,010**	63,421	57,191
Cash dividends	**31,344**	30,270	57,438
Shareholders' equity	**629,163**	603,857	571,700
Depreciation and amortization	**51,020**	50,106	46,335
Basic and diluted earnings per share	**2.07**	2.35	2.11
Cash dividends per share	**1.16**	1.12	2.12
At Year-End			
Shares outstanding	**26,992,755**	27,019,896	27,032,827
Number of grocery stores	**156**	158	157
Number of pet supply stores	**31**	32	33

Five-Year Net Sales
(dollars in millions)


2,042
2,098
2,223
2,245
'02
'03
'04
'05
'06

Five-Year Shareholders' Equity
(dollars in millions)


559
575
572
604
629
'02
'03
'04
'05
'06

Ten-Year Dividend Yield


2.76%
2.78%
2.91%
3.33%
3.36%
6.11%
2.89%
2.83%
'97
'98
'99
'00
'01
'02
'03
'04
'05
'06


weis WHERE
FRESHNESS
MATTERS.

To Our Shareholders:

In 2006, we continued to make progress while investing for a future of sustained growth and strong returns for our shareholders.

Financial Results

For the 52-week period ending December 30, 2006, our sales increased 1.0% to $2.2 billion compared to the 53-week period ending December 31, 2005. Adjusting for the extra week in 2005, our sales increased 2.8% and our comparable store sales were up 2.0%.

In 2006, our net income totaled $56.0 million for the 52-week period compared to $63.4 million for the 53-week period in 2005. For the same period, our basic and diluted earnings per share totaled $2.07 compared to $2.35 per share in 2005.

We are encouraged by our sales performance. We came off a strong year in 2005, which had one additional week compared to 2006. Despite this challenge, we generated a record sales year in 2006. As we noted in our 2005 Annual Report, we launched our *Where Freshness Matters* campaign, highlighting the quality and value of our perishables. Our commitment to freshness and service has already paid dividends. Early in 2006, we successfully introduced our new Weis Steakhouse Angus program, which resulted in strong customer acceptance and a 23% increase in beef category sales. Our produce sales also increased significantly in 2006.

We continue to perform well in key center store categories where our grocery, frozen and dairy sales are up. In addition, our private label market sales continue to grow.

However, our year over year earnings comparison was impacted by:

- The additional week in 2005, a 53-week year, compared to the 52-week year in 2006
- 3.5% increase in labor expenses due in large part to additional staffing requirements for new stores, expansions and remodels
- 16.0% increase in fuel costs and an estimated 15% increase in petroleum-based store supplies
- 7.3% increase in utility costs
- 11.4% increase in credit and debit interchange fees
- 6.3% increase in advertising and media expenses
- $1.7 million pre-tax write-off for two closed store properties
- $1.1 million increase in depreciation due to our accelerated capital expenditure program

We are taking action to rein in expenses and note our success in addressing similar challenges in past years.





Investing in Growth

As a company with a commitment to growth and the financial resources to achieve our goals, we made a record investment in our store base and infrastructure. In 2006, our capital expenditures totaled $100.0 million, nearly double our 2005 investment. During the year, we opened new superstores in Ranson, West Virginia and Thurmont, Maryland. We also opened a replacement unit in Mifflintown, Pennsylvania, while completing five expansions and nine remodels.

In addition, we continue to upgrade our distribution system. We reacquired existing warehouse space in Sunbury which was previously leased to a food service tenant. Instead of building an expensive addition to our distribution center, we are upgrading this existing facility at a significantly lower cost. We plan to convert a 56,000-square-foot section for frozen food, ice cream and novelty storage. Afterward, we will upgrade an additional 27,000-square-foot section to accommodate increased variety in dairy, deli, packaged meats and produce.

Our ultimate goal is long-term, profitable growth. To achieve this goal, we will continue to invest in our existing store base, particularly proven store assets. In 2007, we plan to invest $72.5 million in our capital expenditures program. Two-thirds of this budget is targeted to store construction. Over the next twelve months, we plan to build two new superstores, including one replacement unit, eight additions and nine remodels.

While we intend to complete these projects in 2007, our schedule is subject to site acquisition considerations, the local approval process, weather and construction challenges.

Our Associates

Our Annual Report is designed to give a detailed review of the past year and an update on our plans for the future. It is also designed to give our readers a feel for who we are as a company. Our associates are at the heart of everything we do. We strongly believe our success is rooted in their commitment and dedication. To give them the tools to succeed and better serve our customers, we make it a priority to invest in their training programs.

Our company and associates are increasingly active in the communities we serve. Four years ago, we started our annual charitable golf tournament which raises money for community-based health care organizations throughout our marketing area. It is a tournament run and managed by our associates, and it has helped us significantly expand our charitable efforts.

Since the inception of our golf tournament, we have donated more than $1 million to local hospitals, health groups and clinics. We have been particularly supportive of neo-natal, women's health and pediatric programs.

We are proud of our associates and all they do on behalf of our company and customers. With their able assistance, we look to the future with confidence and optimism.

Sincerely,

Robert F. Weis
Chairman

Norman S. Rich
President and Chief Executive Officer

Management's Discussion and Analysis of Financial Condition and Results of Operations

Company Overview

Weis Markets, Inc. was founded in 1912 by Sigmund and Harry Weis in Sunbury, Pennsylvania. Today, the company ranks among the top 50 food and drug retailers in the United States in revenues generated. At the end of 2006, the company operated 156 retail food stores in Pennsylvania and four surrounding states: Maryland, New Jersey, West Virginia and New York. In addition to its retail food stores, the company operates 31 Superpetz pet supply stores in ten states: Alabama, Georgia, Indiana, Maryland, Michigan, North Carolina, Ohio, Pennsylvania, South Carolina and Tennessee.

Company revenues, income and cash flows are generated in its retail food stores from the sale of a wide variety of consumer products including groceries, dairy products, frozen foods, meats, seafood, fresh produce, floral, prescriptions, deli/bakery products, prepared foods, fuel, general merchandise, health and beauty care and household products. The company supports its retail operations through a centrally located distribution facility, transportation fleet, four manufacturing facilities and its administrative offices. The company's operations are reported as a single reportable segment.

The following analysis should be read in conjunction with Financial Statements included in the 2006 Quarterly Reports on Form 10-Q and the 2005 Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission, as well as the cautionary statement captioned "Forward-Looking Statements" immediately following this analysis.

Results of Operations

Total company sales for the 52-week year ending December 30, 2006 of $2.245 billion, increased $21.9 million or 1.0% compared to sales of $2.223 billion generated in fiscal 2005, a 53-week year. The company generated record sales in 2006, despite having one less week compared to 2005. Adjusting for the extra week in 2005, sales increased 2.8% and comparable store sales increased 2.0%. Adjusting for the extra week in 2005, sales increased 4.1% compared to 2004 and comparable store sales increased 4.0%.

When calculating the percentage change in comparable store sales, the company defines a new store to be comparable the week following one full year of operation. Relocated stores and stores with expanded square footage are included in comparable sales since these units are located in existing markets and are open during construction. When a store is closed, sales generated from that unit in the prior year are subtracted from total company sales starting the same week of closure in the prior year and continuing from that point forward.

The sales increases in the years presented were driven by growth in store square footage, customer count, sales per customer transaction and inflation. The favorable sales results were heavily impacted by the continuing strong performance of the store perishable departments in all three years. Early in 2006, the company launched its *Where Freshness Matters* campaign, highlighting the quality and value of its perishable products, resulting in strong customer acceptance and sales growth. Subsequently, the company launched its Weis Steakhouse Angus program, resulting in a 23% sales increase in the beef category. The company's overall strategy will continue to emphasize freshness, service and value.

Although the company experienced some product cost inflation for all three years presented, management does not feel it can accurately measure the full impact of product inflation and deflation on retail pricing due to changes in the types of merchandise sold between periods, shifts in customer buying patterns and the fluctuation of competitive factors.

Cost of sales consists of direct product costs (net of discounts and allowances), warehouse costs, transportation costs and manufacturing facility costs. In recent years, many vendors have converted promotional incentives to reimbursements based upon sales movement data recorded at the point of sale rather than for cases purchased. Management expects this trend to have no discernible impact on the company's overall gross profit results.

Gross profit dollars generated from sales increased $9.6 million in 2006, or 1.6%, to $597.3 million compared to 2005, which increased $36.8 million compared to 2004. Gross profit as a percentage of sales remained consistent at 26.6%, 26.4% and 26.3% in 2006, 2005 and 2004, respectively. A $3.1 million improvement in store inventory losses ("shrink") in 2006 compared to 2005, accounted for the majority of the increase in the gross profit rate.

The company continues to implement operational initiatives for shrink reduction in its retail units. The first phase of a new exception reporting and performance management application was completed in 2006. When the second phase of this project is completed in 2007, store management will have full access to this rules-based exception-monitoring tool which is expected to further improve shrink control and gross profit results. As a result of higher fuel prices, the company's diesel fuel costs increased 16.0% compared to 2005. At this time, management is unaware of any other events or trends that may cause a material change to its overall financial operation due to fluctuations in product costs.

Operating, general and administrative expenses in 2006 increased $24.2 million to $515.7 million or as a percentage of sales, increased to 23.0% compared to 22.1% in both 2005 and 2004. Employee-related costs such as wages, employer paid taxes, health care benefits and retirement plans, comprise over 60% of the total operating, general and administrative expenses. Employee-related costs increased 3.0% in 2006 compared to 2005. Adjusting for the additional week in 2005, the company experienced a 4.8% increase in employee-related costs, which were significantly affected by additional staffing requirements for fourteen remodels including five expansions, two new stores and one replacement unit. A significant spike in energy prices had a major impact on the company's heating and cooling costs, increasing 7.3%. The cost of petroleum-based store supplies (such as plastic shopping bags) also increased an estimated 15% compared to last year. Interchange fees for accepting credit/debit cards increased 11.4%. The company remains extremely concerned about the continuing rise in interchange fees for accepting credit/debit card transactions. Consequently, the company is working with a wide variety of corporations and associations to reduce interchange rates, through legislative and regulatory initiatives. The company increased its advertising programs by $1.5 million. It also expensed an additional $1.1 million in depreciation due to its accelerated capital expenditure spending. In addition, the company incurred a pre-tax impairment loss of $1.7 million on two closed store facilities and expensed $417,000 for the environmental remediation on a non-store property. Earnings were further impacted by a $1.4 million adjustment to liabilities for future expenses on closed stores.

In 2006, the company's investment income increased $1.4 million or 45.5%, to $4.5 million. The company realized a long-term gain of $431,000 on the sale of equities from its investment portfolio in 2006, compared to a gain of $422,000 in the previous year. The company benefited from rising interest rates on its investments in money market funds and by shifting a significant portion of its portfolio to higher yielding, tax-free municipal bonds during the year. In 2005, the company's investment income of $3.1 million increased $1.9 million, or 152.1%, compared to 2004.

The company's combined federal and state effective tax rate was 34.9% in 2006, 36.1% in 2005 and 34.7% in 2004. The effective income tax rate differs from the federal statutory rate of 35% primarily due to the effect of state taxes, net of permanent differences relating to tax-free income.

Net income in 2006 was $56.0 million or 2.5% of sales compared to $63.4 million or 2.9% of sales in 2005 and $57.2 million or 2.7% of sales in 2004. Basic and diluted earnings per share of $2.07 in 2006 compared to $2.35 in 2005 and $2.11 in 2004.

Liquidity and Capital Resources

Net cash provided by operating activities was $99.3 million in 2006 compared with $104.3 million in 2005 and $118.2 million in 2004. Working capital decreased 13.3% in 2006, increased 18.6% in 2005, and decreased 14.2% in 2004. The considerable decline in working capital in 2006 was primarily due to the company's increased investment in property and equipment. A special one dollar per share dividend paid to shareholders in September of 2004 reduced working capital from the prior year.

Net cash used in investing activities was $108.5 million in 2006 compared to $62.4 million in 2005, and $72.1 million in 2004. These funds were used primarily for the purchases of new securities and property and equipment. Property and equipment purchases during 2006 totaled $100.0 million compared to $55.5 million in 2005 and $82.8 million in 2004. As a percentage of sales, capital expenditures were 4.5%, 2.5% and 3.9% in 2006, 2005 and 2004, respectively.

The company's capital expansion program includes the construction of new superstores, the expansion and remodeling of existing units, the acquisition of sites for future expansion, new technology purchases and the continued upgrade of the company's processing and distribution facilities. Company management estimates that its current development plans will require an investment of approximately $72.5 million in 2007.

Net cash used in financing activities during 2006 was $32.5 million compared to $30.8 million in 2005 and $61.3 million in 2004. At December 30, 2006, the company had outstanding letters of credit of $26.3 million.

Total cash dividend payments on common stock, on a per share basis, amounted to $1.16 in 2006 compared to $1.12 in 2005 and $2.12 in 2004. On September 3, 2004, the company paid a special one dollar per share dividend totaling $27.1 million to its shareholders. Treasury stock purchases amounted to $1.4 million in 2006, compared to $715,000 in 2005 and $4.0 million in 2004. The Board of Directors 2004 resolution authorizing the repurchase of up to one million shares of the company's common stock has a remaining balance of 858,292 shares.

The company has no other commitment of capital resources as of December 30, 2006, other than the lease commitments on its store facilities under operating leases that expire at various dates through 2026. The company anticipates funding its working capital requirements and its $72.5 million capital expansion program through internally generated cash flows from operations.

The company's earnings and cash flows are subject to fluctuations due to changes in interest rates as they relate to available-for-sale securities and any future long-term debt borrowings. The company's marketable securities currently consist of Pennsylvania tax-free state and municipal bonds, equity securities and other short-term investments. Other short-term investments are classified as cash equivalents on the Consolidated Balance Sheets.

By their nature, these financial instruments inherently expose the holders to market risk. The extent of the company's interest rate and other market risk is not quantifiable or predictable with precision due to the variability of future interest rates and other changes in market conditions. However, the company believes that its exposure in this area is not material.

Under its current policies, the company invests primarily in high-grade marketable securities and does not use interest rate derivative instruments to manage exposure to interest rate fluctuations. Historically, the company's principal investment strategy of obtaining marketable securities with maturity dates between one and five years helps to minimize market risk and to maintain a balance between risk and return. The equity securities owned by the company consist primarily of stock held in large capitalized companies trading on public security exchange markets. The company's management continually monitors the risk associated with its marketable securities. A quantitative tabular presentation of risk exposure is located on page 6.

Contractual Obligations

The following table represents scheduled maturities of the company's long-term contractual obligations as of December 30, 2006.

	Payments due by period				
(dollars in thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating leases	$243,335	$28,551	$54,666	$40,662	$119,456
Total	$243,335	$28,551	$54,666	$40,662	$119,456

Critical Accounting Estimates

The company has chosen accounting policies that it believes are appropriate to accurately and fairly report its operating results and financial position, and the company applies those accounting policies in a consistent manner. The Significant Accounting Policies are summarized in Note 1 to the Consolidated Financial Statements.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires that the company makes estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates and assumptions are based on historical and other factors believed to be reasonable under the circumstances. The company evaluates these estimates and assumptions on an ongoing basis and may retain outside consultants, lawyers and actuaries to assist in its evaluation. The company believes the following accounting policies are the most critical because they involve the most significant judgments and estimates used in preparation of its consolidated financial statements.

Vendor Allowances

Vendor allowances that relate to the company's buying and merchandising activities are recorded as a reduction of cost of sales as they are earned, in accordance with its underlying agreement. Off-invoice and bill-back allowances are used to reduce direct product costs upon the receipt of goods. Promotional rebates and credits are accounted for as a reduction in the cost of inventory and recognized when the related inventory is sold. Volume incentive discounts are realized as a reduction of cost of sales at the time it is deemed probable and reasonably estimable that the incentive target will be reached. Long-term contract incentives, which require an exclusive vendor relationship, are allocated over the life of the contract. Promotional allowance funds for specific vendor-sponsored programs are recognized as a reduction of cost of sales as the program occurs and the funds are earned per the agreement. Cash discounts for prompt payment of invoices are realized in cost of sales as invoices are paid. Warehouse and back-haul allowances provided by suppliers for distributing their products through our distribution system are recorded in cost of sales as the required performance is completed. Warehouse rack and slotting allowances are recorded in cost of sales when new items are initially set up in the company's distribution system, which is when the related expenses are incurred and performance under the agreement is complete. Swell allowances for damaged goods are realized in cost of sales as provided by the supplier, helping to offset product shrink losses also recorded in cost of sales.

Store Closing Costs

The company provides for closed store liabilities relating to the estimated post-closing lease liabilities and related other exit costs associated with the store closing commitments. The closed store liabilities are usually paid over the lease terms associated with the closed stores having remaining terms ranging from one to five years. At December 30, 2006, closed store lease liabilities totaled $1.9 million. The company estimates the lease liabilities, net of estimated sublease income, using the undiscounted rent payments of closed stores. Other exit costs include estimated real estate taxes, common area maintenance, insurance and utility costs to be incurred after the store closes over the remaining lease term. Store closings are generally completed within one year after the decision to close. Adjustments to closed store liabilities and other exit costs primarily relate to changes in subtenants and actual exit costs differing from original estimates. Adjustments are made for changes in estimates in the period in which changes become known. Any excess store closing liability remaining upon settlement of the obligation is reversed to income in the period that such settlement is determined. Inventory write-downs, if any, in connection with store closings, are classified in cost of sales. Costs to transfer inventory and equipment from closed stores are expensed as incurred. Store closing liabilities are reviewed quarterly to ensure that any accrued amount that is no longer needed for its originally intended purpose is reversed to income in the proper period.

Self-Insurance

The company is self-insured for a majority of its workers' compensation, general liability, vehicle accident and associate medical benefit claims. The self-insurance liability for most of the workers' compensation claims is determined based on historical data and an estimate of claims incurred but not reported. The other self-insurance liabilities are determined actuarially, based on claims filed and an estimate of claims incurred but not yet reported. The company is liable for associate health claims up to a lifetime aggregate of $1,000,000 per member and for workers compensation claims up to $2,000,000 per claim. Property and casualty insurance coverage is maintained with outside carriers at deductible or retention levels ranging from $250,000 to $2,000,000. Significant assumptions used in the development of the actuarial estimates include reliance on the company's historical claims data including average monthly claims and average lag time between incurrence and reporting of the claim.

Forward-Looking Statements

In addition to historical information, this Annual Report may contain forward-looking statements. Any forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. For example, risks and uncertainties can arise with changes in: general economic conditions, including their impact on capital expenditures; business conditions in the retail industry; the regulatory environment; rapidly changing technology and competitive factors, including increased competition with regional and national retailers; and price pressures. Readers are cautioned not to place undue reliance on forward-looking statements, which reflect management's analysis only as of the date hereof. The company undertakes no obligation to publicly revise or update these forward-looking statements to reflect events or circumstances that arise after the date hereof. Readers should carefully review the risk factors described in other documents the company files periodically with the Securities and Exchange Commission.

Certifications

As required under Section 303A.12(a) of the New York Stock Exchange Listed Company Manual, the company submitted a Chief Executive Officer Certification to the New York Stock Exchange with no qualifications on May 1, 2006. The company filed with the Securities and Exchange Commission the Chief Executive Officer and Chief Financial Officer certifications as required under Section 302 of the Sarbanes-Oxley Act in the prior years as an Exhibit to Form 10-K.

Quantitative Disclosures About Market Risk

(dollars in thousands) *December 30, 2006*	2007	Expected Maturity Dates 2008	2009	2010	2011	Thereafter	Total	Fair Value Dec. 30, 2006
Rate sensitive assets:								
Fixed interest rate securities	$13,690	$1,200	$2,020	$6,135	$2,040	$ —	$25,085	$25,764
Average interest rate	3.76%	2.97%	3.16%	3.48%	4.11%	—	3.63%	

Other Relevant Market Risks

The company's equity securities at December 30, 2006 had a cost basis of $1,935,000 and a fair value of $12,398,000. The dividend yield realized on these equity investments was 6.27% in 2006. Market risk, as it relates to equities owned by the company, is discussed within the "Liquidity and Capital Resources" section of "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained within this report.

Consolidated Balance Sheets

(dollars in thousands) *December 30, 2006 and December 31, 2005*	2006	2005
Assets		
Current:		
Cash and cash equivalents	$ 27,545	$ 69,300
Marketable securities	38,163	23,210
Accounts receivable, net	41,885	38,376
Inventories	189,468	179,382
Prepaid expenses	3,932	6,076
Total current assets	300,993	316,344
Property and equipment, net	492,543	446,517
Goodwill	15,722	15,731
Intangible and other assets, net	4,804	5,536
Total assets	$814,062	$784,128
Liabilities		
Current:		
Accounts payable	$105,859	$100,895
Accrued expenses	22,307	20,079
Accrued self-insurance	22,778	21,553
Payable to employee benefit plans	1,435	1,427
Income taxes payable	865	2,020
Deferred income taxes	298	270
Total current liabilities	153,542	146,244
Postretirement benefit obligations	12,912	11,060
Deferred income taxes	18,445	22,967
Total liabilities	184,899	180,271
Shareholders' Equity		
Common stock, no par value, 100,800,000 shares authorized, 33,009,046 and 33,002,357 shares issued, respectively	8,595	8,371
Retained earnings	760,531	735,865
Accumulated other comprehensive income, net	6,084	4,296
	775,210	748,532
Treasury stock at cost, 6,016,291 and 5,982,461 shares, respectively	(146,047)	(144,675)
Total shareholders' equity	629,163	603,857
Total liabilities and shareholders' equity	$814,062	$784,128

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income

(dollars in thousands, except shares and per share amounts) *For the Fiscal Years Ended December 30, 2006, December 31, 2005 and December 25, 2004*	2006 (52 weeks)	2005 (53 weeks)	2004 (52 weeks)
Net sales	**$2,244,512**	$2,222,598	$2,097,712
Cost of sales, including warehousing and distribution expenses	**1,647,233**	1,634,874	1,546,783
Gross profit on sales	**597,279**	587,724	550,929
Operating, general and administrative expenses	**515,675**	491,499	464,548
Income from operations	**81,604**	96,225	86,381
Investment income	**4,484**	3,081	1,222
Income before provision for income taxes	**86,088**	99,306	87,603
Provision for income taxes	**30,078**	35,885	30,412
Net income	**$ 56,010**	$ 63,421	$ 57,191
Weighted-average shares outstanding, basic	**27,016,877**	27,026,748	27,098,000
Weighted-average shares outstanding, diluted	**27,027,198**	27,033,789	27,098,276
Cash dividends per share	**$ 1.16**	$ 1.12	$ 2.12
Basic and diluted earnings per share	**$ 2.07**	$ 2.35	$ 2.11

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

(dollars in thousands, except shares) *For the Fiscal Years Ended December 30, 2006, December 31, 2005 and December 25, 2004*	Common Stock Shares	Common Stock Amount	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock Shares	Treasury Stock Amount	Total Shareholders' Equity
Balance at December 27, 2003	32,989,507	$7,971	$702,961	$4,428	5,849,589	$(139,912)	$575,448
Net income	—	—	57,191	—	—	—	57,191
Other comprehensive income, net of reclassification adjustments and tax	—	—	—	319	—	—	319
Comprehensive income							57,510
Shares issued for options	7,650	228	—	—	—	—	228
Treasury stock purchased	—	—	—	—	114,741	(4,048)	(4,048)
Dividends paid	—	—	(57,438)	—	—	—	(57,438)
Balance at December 25, 2004	32,997,157	8,199	702,714	4,747	5,964,330	(143,960)	571,700
Net income	—	—	63,421	—	—	—	63,421
Other comprehensive loss, net of reclassification adjustments and tax	—	—	—	(451)	—	—	(451)
Comprehensive income							62,970
Shares issued for options	5,200	172	—	—	—	—	172
Treasury stock purchased	—	—	—	—	18,131	(715)	(715)
Dividends paid	—	—	(30,270)	—	—	—	(30,270)
Balance at December 31, 2005	33,002,357	8,371	735,865	4,296	5,982,461	(144,675)	603,857
Net income	—	—	56,010	—	—	—	56,010
Other comprehensive income, net of reclassification adjustments and tax	—	—	—	1,788	—	—	1,788
Comprehensive income							57,798
Shares issued for options	6,689	224	—	—	3,498	(154)	70
Treasury stock purchased	—	—	—	—	30,332	(1,218)	(1,218)
Dividends paid	—	—	(31,344)	—	—	—	(31,344)
Balance at December 30, 2006	**33,009,046**	**$8,595**	**$760,531**	**$6,084**	**6,016,291**	**$(146,047)**	**$629,163**

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands) *For the Fiscal Years Ended December 30, 2006, December 31, 2005 and December 25, 2004*	2006 (52 weeks)	2005 (53 weeks)	2004 (52 weeks)
Cash flows from operating activities:			
Net income	$ 56,010	$ 63,421	$ 57,191
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	45,000	43,875	40,614
Amortization	6,020	6,231	5,721
Loss on impairment / disposition of fixed assets	974	519	1,438
Gain on sale of marketable securities	(431)	(422)	(52)
Changes in operating assets and liabilities:			
Inventories	(10,086)	(14,338)	8,508
Accounts receivable and prepaid expenses	(1,365)	(3,424)	(2,930)
Income taxes recoverable	—	1,729	(1,729)
Accounts payable and other liabilities	10,277	7,636	4,648
Income taxes payable	(1,155)	2,020	(1,955)
Deferred income taxes	(5,762)	(2,845)	6,786
Other	(201)	(98)	6
Net cash provided by operating activities	99,281	104,304	118,246
Cash flows from investing activities:			
Purchase of property and equipment	(99,975)	(55,468)	(82,766)
Proceeds from the sale of property and equipment	2,696	291	9,086
Purchase of marketable securities	(33,020)	(8,248)	(24,850)
Proceeds from maturities of marketable securities	15,745	—	26,350
Proceeds from sale of marketable securities	6,010	1,000	86
Net cash used in investing activities	(108,544)	(62,425)	(72,094)
Cash flows from financing activities:			
Proceeds from issuance of common stock	224	172	228
Dividends paid	(31,344)	(30,270)	(57,438)
Purchase of treasury stock	(1,372)	(715)	(4,048)
Net cash used in financing activities	(32,492)	(30,813)	(61,258)
Net (decrease) increase in cash and cash equivalents	(41,755)	11,066	(15,106)
Cash and cash equivalents at beginning of year	69,300	58,234	73,340
Cash and cash equivalents at end of year	$ 27,545	$ 69,300	$ 58,234

See accompanying notes to consolidated financial statements.

Note 1 Summary of Significant Accounting Policies

The following is a summary of the significant accounting policies utilized in preparing the company's consolidated financial statements:

(a) Description of Business

Weis Markets, Inc. is a Pennsylvania business corporation formed in 1924. The company is engaged principally in the retail sale of food in Pennsylvania and surrounding states. There was no material change in the nature of the company's business during fiscal 2006.

(b) Definition of Fiscal Year

The company's fiscal year ends on the last Saturday in December. Fiscal 2006, 2005 and 2004 were comprised of 52 weeks, 53 weeks and 52 weeks, respectively.

(c) Principles of Consolidation

The consolidated financial statements include the accounts of the company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

(d) Use of Estimates

Management of the company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(e) Reclassifications

The company reclassified "Other income" as originally reported for the fiscal years ended December 31, 2005 and December 25, 2004 in the amount of $16.3 million and $13.8 million, respectively. Prior to the reclassification, "Other income" included net rental income, coupon-handling fees, store service commissions, cardboard salvage, gain or loss on the disposition of fixed assets and interest expense. The majority of items were reclassified as reductions of "Operating, general and administrative expenses." Items which related to distribution were reclassified as "Cost of sales, including warehousing and distribution expenses." An immaterial amount of interest expense was netted with "Investment income."

The following table summarizes the changes to originally reported amounts and subtotals in the 2005 and 2004 Consolidated Statements of Income:

(dollars in thousands)	As Originally Reported 2005	As Reclassified 2005	As Originally Reported 2004	As Reclassified 2004
Net sales (not reclassified, for presentation only)	$2,222,598	$2,222,598	$2,097,712	$2,097,712
Cost of sales, including warehousing and distribution expenses	1,636,137	1,634,874	1,548,210	1,546,783
Gross profit on sales	586,461	587,724	549,502	550,929
Operating, general and administrative expenses	506,900	491,499	477,317	464,548
Income from operations	79,561	96,225	72,185	86,381
Investment income	3,408	3,081	1,617	1,222
Other income, net	16,337	—	13,801	—
Income before provision for income taxes (not reclassified, for presentation only)	$ 99,306	$ 99,306	$ 87,603	$ 87,603

The company reclassified liabilities related to certain retirement plans and related deferred income tax assets as of December 31, 2005. The retirement plans were originally reported as "Payable to employee benefit plans," a current liability, rather than "Postretirement benefit obligations," a long-term liability. The effect of this reclassification changed amounts originally reported on the 2005 Consolidated Balance Sheet.

The following table summarizes the changes to originally reported amounts in the 2005 Consolidated Balance Sheet:

(dollars in thousands)	As Originally Reported 2005	As Reclassified 2005
Deferred income taxes (current asset)	$ 4,359	$ —
Payable to employee benefit plans	12,487	1,427
Deferred income taxes (current liability)	—	270
Postretirement benefit obligations	—	11,060
Deferred income taxes (long-term liability)	27,596	22,967

(f) Cash and Cash Equivalents
The company considers investments with an original maturity of three months or less to be cash equivalents. Investment amounts classified as cash equivalents as of December 30, 2006 and December 31, 2005 totaled $23.5 million and $64.7 million, respectively.

(g) Marketable Securities
Marketable securities consist of Pennsylvania tax-free state and municipal bonds and equity securities. By policy, the company invests primarily in high-grade marketable securities. The company classifies all of its marketable securities as available-for-sale.

Available-for-sale securities are recorded at fair value as determined by quoted market price based on national markets. Unrealized holding gains and losses, net of the related tax effect, are excluded from earnings and are reported as a separate component of shareholders' equity until realized. A decline in the fair value below cost that is deemed other than temporary results in a charge to earnings and the establishment of a new cost basis for the security. Dividend and interest income is recognized when earned. Realized gains and losses are included in earnings and are derived using the specific identification method for determining the cost of securities.

(h) Accounts Receivable
Accounts receivable are stated net of an allowance for uncollectible accounts of $1.1 million and $1.2 million as of December 30, 2006 and December 31, 2005, respectively. The reserve balance relates to amounts due from pharmacy third party providers and customer returned checks. The company maintains an allowance for the amount of receivables deemed to be uncollectible and calculates this amount based upon historical collection activity adjusted for current conditions. Customer electronic payments accepted at the point of sale are classified as accounts receivable until collected.

(i) Inventories
Inventories are valued at the lower of cost or market, using both the last-in, first-out (LIFO) and average cost methods. The company evaluates inventory shortages throughout the year based on actual physical counts in its facilities. Allowances for inventory shortages are recorded based on the results of these counts and to provide for estimated shortages from the last physical count to the financial statement date. See additional disclosures regarding inventories in Note 3.

(j) Property and Equipment
Property and equipment are recorded at cost. Depreciation is provided on the cost of buildings and improvements and equipment principally using accelerated methods. Leasehold improvements are amortized using the straight line method over the terms of the leases or the useful lives of the assets, whichever is shorter.

Maintenance and repairs are expensed and renewals and betterments are capitalized. When assets are retired or otherwise disposed of, the assets and accumulated depreciation are removed from the respective accounts and any profit or loss on the disposition is credited or charged to "Operating, general and administrative expenses."

(k) Goodwill and Intangible Assets
The company follows Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), which establishes that intangible assets with an indefinite useful life shall not be amortized until their useful life is determined to be no longer indefinite and should be tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. SFAS 142 states that goodwill should not be amortized but tested for impairment for each reporting unit,

on an annual basis and between annual tests in certain circumstances. Intangible assets with a definite useful life are generally amortized over periods ranging from 15 to 20 years. As of December 30, 2006, the company has no intangible assets, other than goodwill, with indefinite lives.

(l) Impairment of Long-Lived Assets
In accordance with FASB Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), the company periodically evaluates the period of depreciation or amortization for long-lived assets to determine whether current circumstances warrant revised estimates of useful lives. The company reviews its property and equipment for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. Recoverability is measured by a comparison of the carrying amount to the net undiscounted cash flows expected to be generated by the asset. An impairment loss would be recorded for the excess of net book value over the fair value of the asset impaired. The fair value is estimated based on expected discounted future cash flows.

With respect to owned property and equipment associated with closed stores, the value of the property and equipment is adjusted to reflect recoverable values based on the company's prior history of disposing of similar assets and current economic conditions.

The results of impairment tests are subject to management's estimates and assumptions of projected cash flows and operating results. The company believes that, based on current conditions, materially different reported results are not likely to result from long-lived asset impairments. However, a change in assumptions or market conditions could result in a change in estimated future cash flows and the likelihood of materially different reported results.

(m) Store Closing Costs
In accordance with FASB Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"), the company provides for closed store liabilities relating to the estimated post-closing lease liabilities and related other exit costs associated with the store closing commitments. The closed store liabilities are usually paid over the lease terms associated with the closed stores having remaining terms ranging from one to five years. At December 30, 2006, closed store lease liabilities totaled $1.9 million. The company estimates the lease liabilities, net of estimated sublease income, using the undiscounted rent payments of closed stores.

(n) Self-Insurance
The company is self-insured for a majority of its workers' compensation, general liability, vehicle accident and associate medical benefit claims. Self-insurance costs are accrued based upon the aggregate of the liability for reported claims and an estimated liability for claims incurred but not reported. The company is liable for associate health claims up to a lifetime aggregate of $1,000,000 per member and for workers' compensation claims up to $2,000,000 per claim. Property and casualty insurance coverage is maintained with outside carriers at deductible or retention levels ranging from $250,000 to $2,000,000.

(o) Stock Option Plan
As of December 31, 2004, no awards may be granted under the company's 1995 Stock Option Plan. The last options granted under the Plan in 2002 will expire in 2012. The proforma impact of adopting FASB Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") as amended by FASB Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure," is immaterial. See additional disclosures regarding remaining outstanding options in Note 7.

(p) Income Taxes
Under the asset and liability method of FASB Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"), deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

(q) Earnings Per Share
Earnings per share are based on the weighted-average number of common shares outstanding. Diluted earnings per share are based on the weighted-average number of common shares outstanding, plus the incremental shares that would have been outstanding upon the assumed exercise of all dilutive stock options, subject to antidilution limitations. Basic and diluted earnings per share are the same amounts for each period presented. For 2004, options to purchase 32,850 shares at an exercise price of $37.94, were not included in the computation of diluted earnings per share because their inclusion under the treasury stock method would have been antidilutive.

(r) Revenue Recognition
Revenue from the sale of products to the company's customers is recognized at the point of sale. Discounts provided to customers at the point of sale through the Weis Club Preferred Shopper loyalty program are recognized as a reduction in sales as products are sold. Periodically, the company will run a point based sales incentive program that rewards customers with future sales discounts. The company makes reasonable and reliable estimates of the amount of future discounts based upon historical experience and its customer data tracking software. Sales are reduced by these estimates over the life of the program. Discounts to customers at the point of sale provided by vendors, usually in the form of paper coupons, are not recognized as a reduction in sales provided the discounts are redeemable at any retailer that accepts those discounts. The company does not recognize revenue when it sells gift cards, but rather revenue is recognized at the time of customer redemption for products. Return activity is immaterial to revenues.

(s) Cost of Sales, Including Warehousing and Distribution Expenses

"Cost of sales, including warehousing and distribution expenses" consists of direct product costs (net of discounts and allowances), warehouse costs, transportation costs and manufacturing facility costs.

(t) Vendor Allowances

Vendor allowances that relate to the company's buying and merchandising activities are recorded as a reduction of cost of sales as they are earned, in accordance with its underlying agreement. Off-invoice and bill-back allowances are used to reduce direct product costs upon the receipt of goods. Promotional rebates and credits are accounted for as a reduction in the cost of inventory and recognized when the related inventory is sold. Volume incentive discounts are realized as a reduction of cost of sales at the time it is deemed probable and reasonably estimable that the incentive target will be reached. Long-term contract incentives, which require an exclusive vendor relationship, are allocated over the life of the contract. Promotional allowance funds for specific vendor-sponsored programs are recognized as a reduction of cost of sales as the program occurs and the funds are earned per the agreement. Cash discounts for prompt payment of invoices are realized in cost of sales as invoices are paid. Warehouse and back-haul allowances provided by suppliers for distributing their product through our distribution system are recorded in cost of sales as the required performance is completed. Warehouse rack and slotting allowances are recorded in cost of sales when new items are initially set up in the company's distribution system, which is when the related expenses are incurred and performance under the agreement is complete. Swell allowances for damaged goods are realized in cost of sales as provided by the supplier, helping to offset product shrink losses also recorded in cost of sales.

Vendor allowances recorded as credits in cost of sales totaled $42.6 million in 2006, $40.7 million in 2005, and $42.9 million in 2004. Vendor paid cooperative advertising credits totaled $16.5 million in 2006, $16.8 million in 2005, and $17.5 million in 2004. These credits were netted against advertising costs within "Operating, general and administrative expenses." The company had accounts receivable due from vendors of $600,000 and $800,000 for earned advertising credits and $7.2 million and $3.9 million for earned promotional discounts as of December 30, 2006 and December 31, 2005, respectively. The company had $1.5 million and $1.8 million in unearned revenue included in accrued liabilities for unearned vendor programs under long-term contracts for display and shelf space allocation as of December 30, 2006 and December 31, 2005, respectively.

(u) Operating, General and Administrative Expenses

Business operating costs including expenses generated from administration and purchasing functions, are recorded in "Operating, general and administrative expenses" in the Consolidated Statements of Income. Business operating costs include items such as wages, benefits, utilities, repairs and maintenance, advertising costs and credits, rent, insurance, equipment depreciation, leasehold amortization and costs for outside provided services.

(v) Advertising Costs

The company expenses advertising costs as incurred. The company recorded advertising expense, before vendor paid cooperative advertising credits, of $26.1 million in 2006, $24.6 million in 2005, and $23.9 million in 2004 in "Operating, general and administrative expenses."

(w) Rental Income

The company leases or subleases space to tenants in owned, vacated and open store facilities. Rental income is recorded when earned as a component of "Operating, general and administrative expenses." All leases are operating leases, as disclosed in Note 5, and do not contain upfront considerations.

(x) Current Relevant Accounting Standards

In October 2005, the FASB issued FASB Staff Position FAS 13-1, "Accounting for Rental Costs Incurred during a Construction Period" ("FSP FAS 13-1"). FSP FAS 13-1 requires rental costs associated with operating leases incurred during a construction period to be recognized as rental expense effective for the first reporting period after December 15, 2005. In addition, FSP FAS 13-1 requires lessees to cease capitalizing rental costs for operating lease agreements entered into prior to the effective date. Early adoption is permitted. Retrospective application of FSP FAS 13-1 is permitted but not required. Management changed its accounting policy to recognize rental expense during construction as of the beginning of this fiscal year. The company did not previously capitalize rental costs for operating lease agreements. The adoption of FSP FAS 13-1 did not have a material effect on the company's consolidated financial statements.

In June 2006, the FASB ratified the consensus reached by the Emerging Issues Tax Force in Issue No. 06-3, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That is, Gross versus Net Presentation)" ("EITF 06-3"). The scope of EITF 06-3 includes any tax assessed by a governmental authority that is directly imposed on a revenue-producing activity between a seller and a customer and may include, but is not limited to, sales, use, value added, and some excise taxes. EITF 06-3 also concluded that the presentation of taxes within its scope on either a gross (included in revenues and costs) or net (excluded from revenues) basis is an accounting policy decision subject to appropriate disclosure. EITF 06-3 is effective for periods beginning after December 15, 2006. The company will continue to use the net basis for presentation.

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes: an Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48, which clarifies SFAS 109, establishes the criterion that an individual tax position has to meet for some or all of the benefits of that position to be recognized in the company's financial statements. On initial application, FIN 48 will be applied to all tax positions for which the statute of limitations remains open. Only tax positions that meet the more-likely-than-not recognition threshold at the adoption date will be recognized or continue to be recognized. The cumulative effect of applying FIN 48 will be reported as an adjustment to retained earnings at the beginning of the period in which it is adopted. FIN 48 is effective for fiscal years beginning after December 15, 2006, and will be adopted by the company on December 31, 2006. The company currently does not believe that the adoption of FIN 48 will have a significant effect on its financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an Amendment of FASB Statements No. 87, 88, 106 and 132(R)" ("SFAS 158"). SFAS 158 requires balance sheet recognition of the overfunded or underfunded status of pension and postretirement benefit plans. Under SFAS 158, actuarial gains and losses, prior service costs or credits, and any remaining transition assets or obligations that have not been recognized under previous accounting standards must be recognized in Accumulated Other Non-Shareowners' Changes in Equity, net of tax effects, until they are amortized as a component of net periodic benefit cost. The adoption of SFAS 158 did not have a material effect on the company's consolidated financial statements.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 was issued to provide consistency in how registrants quantify financial statement misstatements.

Historically, there have been two widely used methods for quantifying the effects of financial statement misstatements. These methods are referred to as the "roll-over" and "iron curtain" method. The roll-over method quantifies the amount by which the current year income statement is misstated. Exclusive reliance on an income statement approach can result in the accumulation of errors on the balance sheet that may not have been material to any individual income statement, but which may misstate one or more balance sheet accounts. The iron curtain method quantifies the error as the cumulative amount by which the current year balance sheet is misstated. Exclusive reliance on a balance sheet approach can result in disregarding the effects of errors in the current year income statement that results from the correction of an error existing in previously issued financial statements.

SAB 108 established an approach that requires quantification of financial statement misstatements based on the effects of the misstatement on each of the company's financial statements and the related financial statement disclosures. This approach is commonly referred to as the "dual approach" because it requires quantification of errors under both the roll-over and iron curtain methods. The company uses the dual approach method for quantifying identified financial statement misstatements.

SAB 108 allows registrants to initially apply the dual approach either by (1) retroactively adjusting prior financial statements as if the dual approach had always been used or by (2) recording the cumulative effect of initially applying the dual approach as adjustments to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment recorded to the opening balance of retained earnings. Use of this "cumulative effect" transition method requires detailed disclosure of the nature and amount of each individual error being corrected through the cumulative adjustment and how and when it arose.

The company applied SAB 108 using the cumulative effect transition method in connection with the preparation of its consolidated financial statements for the year ending December 30, 2006. The adoption of SAB 108 did not result in any adjustments to the company's consolidated financial statements.

Note 2 Marketable Securities

Marketable securities, as of December 30, 2006 and December 31, 2005, consisted of:

(dollars in thousands) December 30, 2006	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value
Available-for-sale:				
Pennsylvania state and municipal bonds	$25,830	$ 14	$79	$25,765
Equity securities	1,935	10,464	1	12,398
	$27,765	$10,478	$80	$38,163

(dollars in thousands) December 31, 2005	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value
Available-for-sale:				
Pennsylvania state and municipal bonds	$13,353	$ —	$42	$13,311
Equity securities	2,514	7,388	3	9,899
	$15,867	$7,388	$45	$23,210

Maturities of marketable securities classified as available-for-sale at December 30, 2006, were as follows:

(dollars in thousands)	Amortized Cost	Fair Value
Available-for-sale:		
Due within one year	$14,029	$14,031
Due after one year through five years	11,801	11,733
Equity securities	1,935	12,399
	$27,765	$38,163

See additional disclosures regarding marketable securities in Notes 1(g) and 11.

Note 3 Inventories

Merchandise inventories, as of December 30, 2006 and December 31, 2005, were valued as follows:

(dollars in thousands)	2006	2005
LIFO	$150,397	$141,359
Average cost	39,071	38,023
	$189,468	$179,382

Management believes the use of the LIFO method for valuing certain inventories represents the most appropriate matching of costs and revenues in the company's circumstances. If all inventories were valued on the average cost method, which approximates current cost, total inventories would have been $47,314,000 and $43,134,000 higher than as reported on the above methods as of December 30, 2006 and December 31, 2005, respectively. During 2005 and 2004, the company had certain decrements in its LIFO pools, which had an insignificant impact on the cost of sales.

Note 4 Property and Equipment

Property and equipment, as of December 30, 2006 and December 31, 2005, consisted of:

(dollars in thousands)	Useful Life (in years)	2006	2005
Land		$ 84,094	$ 68,181
Buildings and improvements	10-60	391,357	367,549
Equipment	3-12	585,213	555,377
Leasehold improvements	5-20	121,263	110,739
Total, at cost		1,181,927	1,101,846
Less accumulated depreciation and amortization		689,384	655,329
		$ 492,543	$ 446,517

Note 5 Lease Commitments

At December 30, 2006, the company leased approximately 55% of its open store facilities under operating leases that expire at various dates through 2026. These leases generally provide for fixed annual rentals; however, several provide for minimum annual rentals plus contingent rentals as a percentage of annual sales and a number of leases require the company to pay for all or a portion of insurance, real estate taxes, water and sewer rentals, and repairs, the cost of which is charged to the related expense category rather than being accounted for as rent expense. Most of the leases contain multiple renewal options, under which the company may extend the lease terms from 5 to 20 years. Rents on operating leases, including agreements with step rents, are charged to expense on a straight-line basis over the minimum lease term. The company does not have any leases that include capital improvement funding or other lease concessions.

Rent expense and income on all leases consisted of:

(dollars in thousands)	2006	2005	2004
Minimum annual rentals	$30,147	$29,752	$29,233
Contingent rentals	333	303	266
Lease or sublease income	(6,757)	(7,820)	(7,780)
	$23,723	$22,235	$21,719

The following is a schedule by years of future minimum rental payments required under operating leases and total minimum sublease and lease rental income to be received that have initial or remaining noncancelable lease terms in excess of one year as of December 30, 2006.

(dollars in thousands)	Leases	Subleases
2007	$ 28,551	$ (4,680)
2008	28,395	(4,247)
2009	26,271	(3,098)
2010	22,272	(2,457)
2011	18,390	(1,463)
Thereafter	119,456	(2,624)
	$243,335	$(18,569)

The company has $1,688,000 accrued as of December 30, 2006, for future minimum rental payments due on previously closed stores, reduced by the estimated sublease income to be received. The future minimum rental payments required under operating leases and estimated sublease income for these locations are included in the above schedule.

Note 6 Retirement Plans

The company has a contributory retirement savings plan (401(k)) covering substantially all full-time associates, a noncontributory profit-sharing plan covering eligible associates, a noncontributory employee stock bonus plan covering eligible associates and three supplemental retirement plans covering highly compensated employees of the company. An eligible associate as defined in the Weis Markets, Inc. Profit Sharing Plan and the Weis Markets, Inc. Employee Stock Bonus Plan includes certain salaried associates, store management and administrative support personnel. The company's policy is to fund 401(k), profit-sharing and stock bonus costs as accrued, but not supplemental retirement costs. Contributions to the 401(k) plan, the profit-sharing plan and the stock bonus plan are made at the sole discretion of the company.

Retirement plan costs:

(dollars in thousands)	2006	2005	2004
Retirement savings plan	$1,006	$ 988	$ 984
Profit-sharing plan	900	896	855
Employee stock bonus plan	40	40	40
Deferred compensation plan	500	516	452
Supplemental retirement plan	965	777	572
Pharmacist deferred compensation plan	46	8	—
	$3,457	$3,225	$2,903

The Weis Markets, Inc. Employee Stock Bonus Plan was terminated as of December 31, 2006, and all contributions under the Weis Markets, Inc. Employee Stock Bonus Plan ceased as of December 31, 2006.

The company maintains a non-qualified deferred compensation plan for the payment of specific amounts of annual retirement benefits to certain officers or their beneficiaries over an actuarially computed normal life expectancy. The benefits are determined through actuarial calculations dependent on the age of the recipient, using an assumed discount rate. The plan is unfunded and accounted for on an accrual basis. The projected benefit obligations are equal to the liability for pension benefits included in "Payable to employee benefit plans" and "Postretirement benefit obligations" in the Consolidated Balance Sheets.

Change in the benefit obligations:

(dollars in thousands)	2006	2005
Benefit obligations at beginning of year	$6,303	$6,019
Interest cost	455	434
Benefit payments	(232)	(232)
Actuarial gain	45	82
	$6,571	$6,303

Weighted-average assumptions used to determine benefit obligations:	2006	2005
Discount rate	7.50%	7.50%

Components of net periodic benefit cost:

(dollars in thousands)	2006	2005	2004
Interest cost	$455	$434	$435
Amount of recognized gain	187	150	214

Estimated future benefit payments:

(dollars in thousands)	Benefits
2007	$ 232
2008	1,107
2009	1,107
2010	1,107
2011	1,107
2012 – 2016	5,537

The company also maintains a non-qualified supplemental executive retirement plan and a non-qualified pharmacist deferred compensation plan for certain of its associates. These plans are designed to provide retirement benefits and salary deferral opportunities because of limitations imposed by the Internal Revenue Code and the Regulations implemented by the Internal Revenue Service. These plans are unfunded and accounted for on an accrual basis. Participants in these plans are excluded from participation in the Profit Sharing and Employee Stock Bonus plans. The Board of Directors annually determines the amount of the allocation to the plans at its sole discretion. The allocation among the various plan participants is made in relationship to their compensation, years of service and job performance. Plan participants are 100% vested in their accounts after seven years of service with the company. Benefits are distributed among participants upon reaching the applicable retirement age. Substantial risk of benefit forfeiture does exist for participants in these plans. The present value of accumulated benefits amounted to $6,572,000 and $4,988,000 at December 30, 2006 and December 31, 2005, respectively, and is included in "Postretirement benefit obligations" in the Consolidated Balance Sheets.

The company has no other postretirement benefit plans.

Note 7 Stock Option Plan

The company has an incentive stock option plan for officers and other key associates. Under the terms of the plan, option exercise prices are 100% of the "fair market value" of the shares on the date granted. Options previously granted are immediately exercisable and expire ten years after date of grant.

Changes during the three years ended December 30, 2006, in options outstanding under the plan were as follows:

	Weighted-Average Exercise Price	Shares Under Option
Balance, December 27, 2003	$35.20	108,100
Exercised	$29.84	(7,650)
Expired	$26.50	(700)
Forfeited	$34.35	(1,500)
Balance, December 25, 2004	$35.69	98,250
Exercised	$33.11	(5,200)
Forfeited	$35.97	(900)
Balance, December 31, 2005	$35.83	92,150
Exercised	$33.53	(6,689)
Expired	$31.50	(700)
Balance, December 30, 2006	**$36.04**	**84,761**

Exercise prices for options outstanding as of December 30, 2006 ranged from $32.88 to $37.94. The weighted-average remaining contractual life of those options is three years. As of December 30, 2006, all options are exercisable.

Note 8 Income Taxes

The provision (benefit) for income taxes consists of:

(dollars in thousands)	**2006**	2005	2004
Current:			
Federal	**$33,168**	$34,991	$21,322
State	**2,672**	3,739	2,304
Deferred:			
Federal	**(4,758)**	(2,443)	6,727
State	**(1,004)**	(402)	59
	$30,078	$35,885	$30,412

The reconciliation of income taxes computed at the federal statutory rate (35% in 2006, 2005 and 2004) to the provision for income taxes is:

(dollars in thousands)	2006	2005	2004
Income taxes at federal statutory rate	$30,131	$34,757	$30,661
State income taxes, net of federal income tax benefit	1,084	2,169	1,536
Resolution and accrual of audit contingencies	—	(300)	(1,590)
Other	(1,137)	(741)	(195)
Provision for income taxes (effective tax rate 34.9%, 36.1% and 34.7%, respectively)	$30,078	$35,885	$30,412

The company accrued for probable liabilities resulting from tax assessments by federal and state tax authorities in 2003. During 2003, the Internal Revenue Service completed its routine audit of the company's federal income tax returns for the years 1997 through 2001. Resolution was completed with respect to the various tax issues in the examination in 2004 and adjustments were made to certain previously filed tax returns.

Cash paid for income taxes was $36,844,000, $34,995,000 and $29,446,000 in 2006, 2005 and 2004, respectively.

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities at December 30, 2006 and December 31, 2005, are:

(dollars in thousands)	2006	2005
Deferred tax assets:		
Accounts receivable	$ 185	$ 221
Compensated absences	484	487
Employee benefit plans	7,136	6,731
General liability insurance	1,323	1,325
Nondeductible accruals and other	1,860	1,899
Postretirement benefit obligations	5,397	4,629
Total deferred tax assets	16,385	15,292
Deferred tax liabilities:		
Inventories	(6,971)	(7,886)
Unrealized gains on marketable securities	(4,315)	(3,047)
Depreciation	(23,842)	(27,596)
Total deferred tax liabilities	(35,128)	(38,529)
Net deferred tax liability	$(18,743)	$(23,237)
Current deferred liability – net	$ (298)	$ (270)
Noncurrent deferred liability – net	(18,445)	(22,967)
Net deferred tax liability	$(18,743)	$(23,237)

Note 9 Comprehensive Income

(dollars in thousands)	2006	2005	2004
Net income	$56,010	$63,421	$57,191
Other comprehensive income by component, net of tax:			
Unrealized holding gains (losses) arising during period (Net of deferred taxes of $1,447, $144 and $248, respectively)	2,040	(204)	350
Reclassification adjustment for gains included in net income (Net of deferred taxes of $179, $175 and $22, respectively)	(252)	(247)	(31)
Other comprehensive income, net of tax	1,788	(451)	319
Comprehensive income, net of tax	$57,798	$62,970	$57,510

Note 10 Summary of Quarterly Results (Unaudited)

Quarterly financial data for 2006 and 2005 are as follows:

(dollars in thousands, except per share amounts)	Thirteen Weeks Ended			
	Apr. 1, 2006	July 1, 2006	Sep. 30, 2006	Dec. 30, 2006
Net sales	$547,786	$561,944	$557,177	$577,605
Gross profit on sales	147,911	151,255	147,973	150,140
Net income	14,937	15,491	11,565	14,017
Basic and diluted earnings per share	.55	.57	.43	.52

(dollars in thousands, except per share amounts)	Thirteen Weeks Ended			Fourteen Weeks Ended
	Mar. 26, 2005	June 25, 2005	Sep. 24, 2005	Dec. 31, 2005
Net sales	$549,712	$535,734	$535,251	$601,901
Gross profit on sales	145,373	143,630	142,800	155,921
Net income	16,764	14,625	13,667	18,365
Basic and diluted earnings per share	.62	.54	.51	.68

Note 11 Fair Value Information

The carrying amounts for cash, accounts receivable and accounts payable approximate fair value because of the short maturities of these instruments. The fair values of the company's marketable securities, as disclosed in Note 2, are based on quoted market prices.

Note 12 Contingencies

The company is involved in various legal actions arising out of the normal course of business. The company also accrues for tax contingencies when it is probable that a liability to a taxing authority has been incurred and the amount of the contingency can be reasonably estimated, based on past experience. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the company's consolidated financial position, results of operations or liquidity.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Weis Markets, Inc.
Sunbury, Pennsylvania

We have audited the accompanying consolidated balance sheets of Weis Markets, Inc. as of December 30, 2006 and December 31, 2005, and the related consolidated statements of income, shareholders' equity, and cash flows for the fiscal years ended December 30, 2006, December 31, 2005 and December 25, 2004 (52 weeks, 53 weeks and 52 weeks, respectively). We have also audited management's assessment, included in the accompanying Form 10-K, that Weis Markets, Inc. maintained effective internal control over financial reporting as of December 30, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Weis Market, Inc.'s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these consolidated financial statements, an opinion on management's assessment, and an opinion on the effectiveness of the company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statement presentation.

Our audits of internal control included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Weis Markets, Inc. as of December 30, 2006 and December 31, 2005, and the consolidated results of their operations and their cash flows for the fiscal years ended December 30, 2006, December 31, 2005 and December 25, 2004 (52 weeks, 53 weeks and 52 weeks, respectively) in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, management's assessment that Weis Markets, Inc. maintained effective internal control over financial reporting as of December 30, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Furthermore, in our opinion, Weis Markets, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 30, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Grant Thornton LLP

Philadelphia, Pennsylvania
February 19, 2007

Five-Year Review of Operations

(dollars in thousands, except shares, per share amounts and store information)	52 Weeks Ended Dec. 30, 2006	53 Weeks Ended Dec. 31, 2005	52 Weeks Ended Dec. 25, 2004	52 Weeks Ended Dec. 27, 2003	52 Weeks Ended Dec. 28, 2002
Net sales	**$2,244,512**	$2,222,598	$2,097,712	$2,042,499	$1,999,364
Costs and expenses	**2,162,908**	2,126,373	2,011,331	1,955,119	1,905,163
Income from operations	**81,604**	96,225	86,381	87,380	94,201
Investment income	**4,484**	3,081	1,222	824	485
Income before provision for income taxes	**86,088**	99,306	87,603	88,204	94,686
Provision for income taxes	**30,078**	35,885	30,412	33,628	35,537
Net income	**56,010**	63,421	57,191	54,576	59,149
Retained earnings, beginning of year	**735,865**	702,714	702,961	678,294	648,522
	791,875	766,135	760,152	732,870	707,671
Cash dividends	**31,344**	30,270	57,438	29,909	29,377
Retained earnings, end of year	**$ 760,531**	$ 735,865	$ 702,714	$ 702,961	$ 678,294
Weighted-average shares outstanding, diluted	**27,027,198**	27,033,789	27,098,276	27,186,277	27,202,435
Cash dividends per share	**$ 1.16**	$ 1.12	$ 2.12	$ 1.10	$ 1.08
Basic and diluted earnings per share	**$ 2.07**	$ 2.35	$ 2.11	$ 2.01	$ 2.17
Working capital	**$ 147,451**	$ 170,100	$ 143,440	$ 167,154	$ 119,370
Total assets	**$ 814,062**	$ 784,128	$ 745,479	$ 740,920	$ 716,699
Shareholders' equity	**$ 629,163**	$ 603,857	$ 571,700	$ 575,448	$ 552,432
Number of grocery stores	**156**	158	157	158	160
Number of pet supply stores	**31**	32	33	33	33

Stock Prices and Dividend Information by Quarter

The company's stock is traded on the New York Stock Exchange (ticker symbol WMK). The approximate number of shareholders including individual participants in security position listings on December 30, 2006 as provided by the company's transfer agent was 8,623. High and low stock prices and dividends paid per share for the last two fiscal years were:

	2006			2005		
	Stock Price		**Dividend**	Stock Price		Dividend
Quarter	**High**	**Low**	**Per Share**	High	Low	Per Share
First	**$46.25**	**$40.75**	**$.29**	$39.15	$36.12	$.28
Second	**44.79**	**37.75**	**.29**	38.95	36.34	.28
Third	**41.49**	**37.97**	**.29**	41.68	37.14	.28
Fourth	**41.50**	**38.88**	**.29**	44.15	36.80	.28

Shareholder Return Performance

The following line graph compares the yearly percentage change in the cumulative total shareholder return on the company's common stock against the cumulative total return of the S&P Composite-500 Stock Index and the cumulative total return of a published group index for the Retail Grocery Stores Industry ("Peer Group"), provided by Value Line, Inc., for the period of five years. The graph depicts $100 invested at the close of trading on the last trading day preceding the first day of the fifth preceding year in Weis Markets, Inc. common stock, S&P 500, and the Peer Group. The cumulative total return assumes reinvestment of dividends.

Comparative Five-Year Total Returns


$200
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
2001
2002
2003
2004
2005
2006
Weis Markets
S&P 500
Peer Group

	2001	2002	2003	2004	2005	2006
Weis Markets	100.00	114.83	138.85	157.14	180.52	173.10
S&P 500	100.00	76.63	96.85	105.56	108.73	123.54
Peer Group	100.00	66.83	111.20	120.21	146.84	185.59

Corporate Directory

Board of Directors

Robert F. Weis
Chairman

Jonathan H. Weis
Vice Chairman and Secretary

Norman S. Rich
President and
Chief Executive Officer

William R. Mills
Senior Vice President,
Treasurer and
Chief Financial Officer

Richard E. Shulman
President, Industry Systems
Development Corporation

Michael M. Apfelbaum
Partner, Apfelbaum,
Apfelbaum & Apfelbaum,
Attorneys at Law

Steven C. Smith
President and CEO
K-VA-T Food Stores, Inc.

Executive Officers

Robert F. Weis
Chairman

Jonathan H. Weis
Vice Chairman and Secretary

Norman S. Rich
President and
Chief Executive Officer

William R. Mills
Senior Vice President,
Treasurer and
Chief Financial Officer

Operating Officers

Wayne S. Bailey
Vice President
Merchandising

Alan L. Barrick
Vice President
Engineering and Manufacturing

Walter B. Bruce
Vice President
Private Label

Harold P. Giglio
Vice President
Meat, Deli and Seafood

Harold G. Graber
Vice President
Real Estate

Dale E. Horst
Vice President
Store Operations

Daniel A. Kessler
Vice President
Procurement

Joseph G. Kleman
Vice President
Distribution

James E. Marcil
Vice President
Human Resources

Edward W. Rakoskie, Jr.
Vice President
Operations

Annual Meeting

The annual meeting of the shareholders of the company will be held at 10 a.m. Eastern Daylight Time on Wednesday, April 11, 2007, at the Corporate offices, 1000 South Second Street, Sunbury, PA 17801.

Registrar and Transfer Agent

American Stock Transfer
& Trust Company
40 Wall Street, 46th Floor
New York, NY 10005
(718) 921- 8210

Auditors

Grant Thornton LLP
Two Commerce Square
2001 Market Street
Philadelphia, PA 19103-7080

Executive Committee

(from left to right)
Norman S. Rich
Robert F. Weis
Jonathan H. Weis
William R. Mills



WEIS MARKETS, INC.
1000 S. Second Street
Sunbury, PA 17801-0471
www.weismarkets.com

Founded in 1912, Weis Markets currently operates 156 stores in five states: Pennsylvania, Maryland, New Jersey, New York and West Virginia. It also owns Superpetz, a pet supply superstore chain with 31 locations in 10 states.

END